ING Life Insurance and Annuity Company
and its Variable Annuity Account C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

Supplement dated February 15, 2008 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 30, 2007, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information ("SAI"). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective January 31, 2008, ING FMR^{SM} Large Cap Growth Portfolio changed its name to ING Van Kampen Large Cap Growth Portfolio. Accordingly, effective January 31, 2008, all references to ING FMR^{SM} Large Cap Growth Portfolio in the Contract Prospectus, Contract Prospectus Summary and SAI are deleted and replaced with ING Van Kampen Large Cap Growth Portfolio.

2. The information for ING FMR^{SM} Large Cap Growth Portfolio appearing in the Contract Prospectus under Appendix III – Fund Descriptions is hereby deleted and replaced with the following:

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING Van Kampen Large Cap Growth Portfolio *(formerly ING FMR^{SM} Large Cap Growth Portfolio)*	Directed Services LLC **Subadviser:** Morgan Stanley Investment Management, Inc (d/b/a Van Kampen)	Seeks growth of capital over the long term. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.

3. On December 5, 2007, the Boards of Directors of ING Partners, Inc. and ING Investors Trust approved a proposal to reorganize certain Portfolios into the following respective "Surviving Portfolios." Subject to approval by each Portfolio's shareholders, after the close of business on April 25, 2008, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolio	Surviving Portfolio
ING JPMorgan International Portfolio	ING Templeton Foreign Equity Portfolio
ING Legg Mason Partners Large Cap Growth Portfolio	ING Marsico Growth Portfolio
ING Van Kampen Large Cap Growth Portfolio	ING Van Kampen Capital Growth Portfolio

Accordingly, effective after the close of business on April 25, 2008, investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

*   I Class of the ING Templeton Foreign Equity Portfolio will automatically be added to your contract, and all existing account balances invested in the ING JPMorgan International Portfolio (I Class) will automatically become investments in the ING Templeton Foreign Equity Portfolio (I Class).
*   Class I of the ING Marsico Growth Portfolio will automatically be added to your contract, and all existing account balances invested in the ING Legg Mason Partners Large Cap Portfolio (I Class) will automatically become investments in the ING Marsico Growth Portfolio (Class I).
*   Class I of the ING Van Kampen Capital Growth Portfolio will automatically be added to your contract, and all existing account balances invested in the ING Van Kampen Large Cap Growth Portfolio (Class I) will automatically become investments in the ING Van Kampen Capital Growth Portfolio (Class I).

As a result of the reorganizations, effective April 28, 2008, all references to the Disappearing Portfolios in the Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolios after the date of the reorganizations will be automatically allocated to the Surviving Portfolios. You may give us alternative allocation instructions at any time by contacting our Customer Service Center through:

> For all <u>regular mail</u>, please use:
> Opportunity Plus Service Center
> ING National Trust
> P.O. Box 9810
> Providence, RI 02940-8010
>
> For <u>overnight mail</u>, please use:
> Opportunity Plus Service Center
> ING National Trust
> 101 Sabin Street
> Pawtucket, RI 02860
>
> 1-800-OPP-INFO
> 1-800-677-4636

See also the Transfers section of your Contract Prospectus or the Investment Options section of your Contract Prospectus Summary for further information about making fund allocation changes.

4. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus and Contract Prospectus Summary will not change as a result of the reorganizations. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.